Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the AeroVironment, Inc. Nonqualified Stock Option Plan, the AeroVironment, Inc. Directors’ Nonqualified Stock Option Plan, the AeroVironment, Inc. 2002 Equity Incentive Plan and the AeroVironment, Inc. 2006 Equity Incentive Plan, of our report dated January 18, 2007 with respect to the consolidated balance sheets of AeroVironment, Inc. and subsidiaries as of April 30, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended April 30, 2006 and the related financial statement schedule, included in its Registration Statement (Form S-1 No. 333-137658), filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG, LLP
Los Angeles, California
January 25, 2007